Exhibit 17.1 to Form 8-K

E-MAIL CORRESPONDENCE, DATED NOVEMBER 8, 2007, FROM MR. LANDES TO BOARD
OF DIRECTORS OF STOCKGROUP INFORMATION SYSTEMS INC., RE RESIGNATION FROM
BOARD OF DIRECTORS

From: les [mailto:les.landes@*******.***]
Sent: Thursday, November 08, 2007 11:24 AM
To: Marcus New; Dave Caddey; Lee de Boer; 'Patrick Spain'; Steve Zacharias; Tom Baker
Cc: Susan Lovell
Subject: Board resignation

Please accept my resignation as Chairman and as a member of the board. I am resigning because as a part of my personal planning I have been reducing my economic interest in the company and believe that a board member should have a more significant financial interest in the company than I plan to have.

My understanding from Susan Lovell is that as a director I have 90 days to exercise my vested stock options.

I wish you all the best of success in the future.

Leslie A. Landes